 Exhibit 3.1

THIRD AMENDMENT TO THE AMENDED AND RESTATED

BYLAWS OF ASTEC INDUSTRIES, INC.

ADOPTED  JULY 23, 2008

The following amendments to the Amended and Restated Bylaws of Astec Industries, Inc. were approved by at least a two-thirds majority of the directors by action taken at a meeting of the Board of Directors held on July 23, 2008:

1).           Paragraph 4.1 as amended by the First Amendment to the Amended and Restated Bylaws on July 29, 1993 is deleted in its entirety and the following Paragraph 4.1 is substituted in lieu thereof:

4.1           Qualifications and General Powers.  Members of the Board of Directors need not be shareholders of the corporation and need not be residents of the State of Tennessee.   All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the Board of Directors.  In addition to the powers and authority expressly conferred upon it by these Bylaws, the Board of Directors may exercise all powers of the corporation and do all lawful acts and things that are not by law, by the charter or these Bylaws directed or required to be exercised or done by the shareholders.

2).           Paragraph 4.5 is deleted and the following Paragraph 4.5 is substituted in lieu thereof:

4.5           Vacancies in Board.  A vacancy on the Board of Directors, however occurring, whether by increase in the number of Directors, resignation, retirement, disqualification, removal from office, death or otherwise, may be filled, until the next election of Directors of the same class by the shareholders, by the affirmative vote of at least two-thirds (2/3) of the total number of Directors of all classes then remaining in office, even if they constitute less than a quorum of the Board of Directors.

Certified by the Secretary of the Corporation this  23rd day of July, 2008.

/s/Stephen C. Anderson
Stephen C. Anderson
Secretary